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BY ELECTRONIC SUBMISSION

June 18, 2007

Kathleen Collins

Accounting Branch Chief

Office of Computers and On-Line Services

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.

U.S.A. 20549

Subject:	Cognos Incorporated

Form 10-K for the Fiscal Year ended February 28, 2007

Filed April 27, 2007 (File No. 033-72402)

Dear Ms. Collins:

This letter responds to the comment letter dated June 8, 2007 (the “Letter”) from Kathleen Collins, Accounting Branch Chief, of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Tom Manley, Senior Vice President Finance and Administration, of Cognos Incorporated (the “Corporation”). The comments and responses set forth below are keyed to the sequential numbering of the comments and the headings used in the Letter.

Form 10-K For the Fiscal Year Ended February 28, 2007

Management Discussion and Analysis

COMMENT

SEC Review, page 31

1.

We note your disclosures on page 31 regarding the Staff’s review of the Company’s February 28, 2005 Form 10-K, particularly as it relates to VSOE of fair value for PCS in the Company’s multiple-element arrangements. We further note your statement “On July 20, 2006, the Staff informed us that the Staff would not object to our revenue recognition policy under SOP 97-2.” While the Staff agrees that we did not take exception to the Company’s accounting for VSOE of PCS, we also indicated in our July 20, 2006 phone conversation that our conclusions were based on the analysis performed by the Company as a result of our review process and that such analysis must be performed on an on-going basis to ensure that the Company can continue to establish VSOE of PCS pursuant to SOP 97-2. Please confirm your understanding of this issue. Also, please confirm that while the Company understands that the Staff did not take exception to your accounting for VSOE of PCS at the time of our review, this does not preclude the Staff from issuing further comments with regards to your SOP 97-2 revenue recognition policy.

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RESPONSE

The disclosure included in our Annual Report on Form 10K (“Form 10-K”) was quoted verbatim from the language included in the letter received from the Staff dated July 20, 2006 regarding our revenue recognition policy. We confirm the Staff’s understanding as outlined in this comment and in our June 20, 2006 phone conversation i.e. we continue to perform our analysis of VSOE of PCS on a semi-annual sample basis in accordance with the methodology described to the Staff in the letter dated June 23, 2006, to ensure that we can continue to establish VSOE of PCS pursuant to AICPA, Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”). We also confirm our understanding that the conclusions reached on June 20, 2006 by the Staff do not preclude the Staff from issuing further comments with regards to our SOP 97-2 revenue recognition policy.

Summary of Significant Accounting Policies

Revenue Recognition, page 78

COMMENT

2.

We note on page 8 that although your software solution is a complete solution, your customers typically purchase in two stages and that often, the second stage includes purchases of applications that are closely related to the initial purchase in the first stage or purchases of additional components by the same department that initially purchased your solution in the first stage. Clarify whether your arrangements include multiple stages and whether customers who purchase your products in stages have the ability to fully use the products in the initial stage prior to the delivery of products in other stages of an arrangement. Additionally, tell us how your revenue recognition policy related to such arrangements comply with paragraph 13 of SOP 97-2. Please advise.

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RESPONSE

The disclosure on page 8 describes how our customers buy and deploy a complete software solution in stages. Within each stage, the customer has the ability to fully utilize the products purchased in that stage prior to any future stage purchases. Each purchase in this ongoing deployment is a complete purchase. Our licensing model is primarily a user-based licensing model where we charge our customers a per-user fee for each perpetual license. Further, our software can be used for many different applications within our customer’s environments and across their departments. Committing to license all users for all applications as an enterprise purchase is too large a commitment for our typical customers. As such, a typical customer purchases only the products and the number of licenses of those required products to meet its immediate needs. As it continues to deploy our software to more users or identify other needs our products can meet, it purchases additional licenses in another stage. The customer does not commit to the expansion of deployment of licensed software or the purchase of additional products at the time of the initial transaction. Additionally, there is no difference in the bundle of rights granted to a user class based on stage of deployment. The rights granted to initial users are the same as those granted to users at a later deployment stage. Thus, while our customers can be viewed as purchasing our software in stages, as disclosed in our Notes to the Financial Statements on page 79 of our Form 10-K, “Substantially all of the Corporation’s product license revenue is earned from licenses of off-the-shelf software requiring no customization.” Our software can be and is used by the customer out-of-the-box. The initial purchase meets the customer’s immediate needs for deployment and any future purchases expand the deployment or add new applications in incremental purchases. Incremental purchases do not affect the customer’s ability to use the software purchased in the initial or prior stage. These incremental purchases are not an element of the initial order as contemplated by paragraph 13 of SOP 97-2 or TPA 5100.39 as they are not essential to the functionality of the initially licensed software, nor are they contractually committed to by either the customer or the Corporation. Accordingly, we have met the delivery criteria in paragraph 8 of SOP 97-2 at the point of delivery of the initial stage purchase and revenue is recognized if the other criteria in paragraph 8 of SOP 97-2 have been met.

COMMENT

3.

Also, tell us whether the Company offers any discounts on products purchased in the second stage. If so, tell us how you considered the guidance in TPA 5100.50 and TPA 5100.74 in recognizing revenue on the initial and subsequent product purchases.

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RESPONSE

As discussed in the response to comment 2, we do not consider these future stage purchases as elements of the initial agreement since the future purchases are not essential to the functionality of initially purchased software and the customer is not contractually committed to purchase any future software, nor are we committed to sell any software in the future at a predetermined price. As such, the provisions of TPA 5100.50 and 74 do not apply. However in situations where a customer negotiates to include the right to purchase additional software at a specified price as part of an initial licensing agreement, our revenue accountants evaluate whether the discount on the future software purchase is significant and whether the discount is related to additional copies of the same software purchased currently or additional software products according to the provisions in TPA 5100.50 and 74. As stated in our Notes to the Financial Statements on page 79 of our Form 10-K, the Corporation applies the residual method for multi-element arrangements. If a software license agreement includes future pricing the revenue accountant will calculate the discount off of list price for both the future pricing and the current order. If the discount on the future pricing is considered not more than insignificant (i.e. the discount on the current order is deeper or the discount offered on future purchases is not more than regularly provided to other customers) we do not adjust or allocate the discount on the current order and apply the deeper discount to the delivered elements of the current order as specified in TPA 5100.74. If the discount on the future pricing is considered more than insignificant (i.e. the discount on the future pricing is deeper than the discount on the current order and in excess of what we regularly provide to other customers), we will allocate that deeper discount to the delivered elements of the current order. While the instances where an agreement contains an option to acquire additional software at a more than insignificant discount are rare, we account for such options in accordance with TPA 5100.74.

The revenue accountants also evaluate the products included in the future pricing when they are evaluating whether a future discount is more than insignificant. If the future pricing applies to products not included in the current order, we follow the process described above. If the future discount is related to an optional future licensing transaction and pertains to additional copies of the software products included in the current order, we do not consider this to be a more than insignificant discount even if the discounting level is deeper than on the current order as the cost of duplication of these copies is considered incidental and delivery has been achieved on delivery of the product master. Therefore, pursuant to the provisions of TPA 5100.50 we recognize revenue as rights to the additional copies are purchased based on the price per copy stated in the arrangement.

COMMENT

4.

We also note on page 37 that in fiscal 2007 the functionality of several of your products were combined on a single platform as a single product in Cognos 8. Tell us whether you are providing Cognos 8 as a specified or unspecified upgrade or enhancement to customers who previously purchased products that are now combined in Cognos 8 under your post-contract support agreements with such customers or whether Cognos 8 has to be purchased separately by such customers.

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RESPONSE

The software architecture used in Cognos 8 is the same software architecture used in our ReportNet product offering. In response to the Staff’s comment letter dated February 9, 2005 from Craig Wilson to Tom Manley (“the 2005 Comment Letter”), we discussed the accounting for the migration of customers from Cognos Impromptu (a Cognos Series 7 tool) to Cognos ReportNet. In our response letter dated March 2, 2005 we stated that ReportNet was “envisioned and designed as a completely web based application including a web based authoring environment while Impromptu was a windows based authoring environment with some web reporting”. Cognos ReportNet was and is considered and accounted for as a new product. Similarly, Cognos 8 is a new product that moves other functionality such as, analysis, metrics, and notification to the web based architecture from the previous Windows based BI tools associated with Cognos 7. The term upgrade is defined in the glossary to SOP 97-2. Using that definition, Cognos 8 is not an upgrade to the Cognos 7 family of products because—as in the case of the Impromptu to ReportNet migration—it is a completely new product envisioned and built on a web based architecture while Cognos 7 was a windows based architecture. A customer application built using Cognos 7 is not transferable (or upgradeable) to a Cognos 8 environment. Migration of data and reports between a Cognos 7 architecture and a Cognos 8 architecture requires service packages and specific migration tools. As a result, Cognos 8 includes different features, functionality and a different value proposition for a customer. It is not a seamless upgrade from Cognos 7 and as such is a new product.

The accounting for this expanded program is the same as described in the 2005 Comment Letter. As discussed in the response letter to the 2005 Comment letter, we do not consider the migration a specified or unspecified upgrade but rather a not more than insignificant future discount as defined in TPA 5100.50. The following discussion applies the Cognos 8 migration program to the response letter from the Corporation to comment 4 in the 2005 Comment Letter, an excerpt of which is attached.

Distinguishing Characteristics of the migration program

All Cognos 7 customers whether they purchased Cognos 7 prior to or after the general availability of Cognos 8 are offered the migration program. The pricing structure of the migration program is the same and is incremental for all customers, whether they are existing or new Cognos 7 customers.

The Corporation offers new customers the option of purchasing Cognos 8 immediately or, at a greater cost, they may have the ability to purchase Cognos 7 and migrate to Cognos 8 at a later date. If customers choose to acquire Cognos 7 first, they will pay a higher combined price for the migrations to Cognos 8 than if they had purchased Cognos 8 at inception. In all cases, customers have the option to elect whether they wish to migrate to Cognos 8 or stay with the Cognos 7 products.

The program allows a customer to migrate from Cognos 7 named users to Cognos 8 named users at a discount to our regular list price for the Cognos 8 products. In comparison a customer purchasing Cognos 8 outright would be expected to pay according to the full list prices prior to volume discounts. This program is applied consistently to all Cognos 7 customers whether they purchased Cognos 7 prior to or after the introduction of Cognos 8.

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Accounting and Compliance with SOP 97-2

The migration program offers a Cognos 7 customer the opportunity (separate and apart from the terms and conditions of its Cognos 7 license agreement) to license Cognos 8 at a discount. The purpose of this discount is to encourage migration in order to, among other things, consolidate our license and support base on new and emerging software products and infrastructures. This migration program provides the Corporation with business advantages, including reducing overall support costs/redundancies and positioning customers for the purchase of additional products based on the new and emerging products and infrastructures. Customers are not required to move to Cognos 8 and we continue to support the Cognos 7 and develop new product enhancements and new features for our existing install base. Further, we anticipate that we will continue to do so for the foreseeable future.

Customers that purchased Cognos 7 prior to the release of Cognos 8 (with no knowledge of this product) were offered the same migration program and pricing arrangements as are being extended to new customers (each of whom are aware of the Cognos 8 product and the migration program). Accordingly, VSOE of fair value is established for the pricing of licenses and support sold through the migration program as all classes of customers (current and future) pay the same amounts for the Cognos 8 licenses acquired through the migration program.

Every transaction under the migration program requires additional consideration to be paid by the customer as the Cognos 8 user license, which can be acquired for no additional consideration, requires other Cognos 8 administration products to operate. These administration licenses and any incremental functionality purchased require additional consideration to be paid.

In order to determine the appropriate accounting, we considered guidance in SOP 97-2 and TPA 5100 to determine if this migration discount is a significant discount and requires a deferral of any Cognos 7 license revenue. TPA 5100.50 states that discounts that are considered within the scope of SOP 97-2 must have each of the following three characteristics:

1.	The discount is incremental to the range of discounts reflected in the pricing of the other elements of the arrangement.

This characteristic is present in a transaction under the migration program as migration pricing discounts may be greater than the discounts provided on other elements of the arrangement.

2.	The discount is incremental to the range of discounts typically given in comparable transactions.

This characteristic is not present in a transaction under the migration program since the discounted Cognos 8 migration pricing is offered to all Cognos 7 customers (i.e. customers in a similar class). Although different pricing models will apply to Cognos 7 customers according to the nature of their respective licensing arrangements, nonetheless each pricing model will apply to all comparable Cognos 7 customers. Therefore the discounted price represents VSOE of fair value for Cognos 8 users who are migrating from Cognos 7.

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3.	The discount is significant.

This characteristic is present in a transaction under the migration program since Cognos 8 migration pricing is significantly discounted from pricing offered to parties who are not Cognos 7 licensees.

The Corporation has therefore concluded that the discounts provided through the Cognos 8 migration pricing models are not within the scope of SOP 97-2 as discussed in TPA 5100.50 as the discounts do not have all of the above characteristics. Consequently, the Corporation does not believe that the existence of the Cognos 8 migration program that is uniformly applied to broad classes of comparable Cognos 7 licensees affects revenue recognition for the sale of Cognos 7 products.

Note 4 Intangible Assets, page 86

COMMENT

5.

We note in your disclosure that amortization of acquired technology has been classified in a separate expense category in your statements of operations as amortization of acquisition-related intangibles as opposed to cost of revenue. Tell us how you considered including the amortization of acquired technology as a cost of revenue. Refer by analogy to FASB Staff Implementation Guide, SFAS 86, Question 17.

RESPONSE

Question 17 of the FASB Staff Implementation Guide addresses the issue of classification/presentation of the amortization expense of capitalized software within a company’s income statement. The answer to Question 17 states that “any amortization of costs relating to a software product that is marketed to others would be charged to cost of sales or a similar expense category.” Question 17 assumes that technological feasibility has been reached, costs have been capitalized and sales have begun of a software product as a whole. While SFAS 86 specifies the capitalization criteria for internally developed or purchased software, Question 17 does not specifically address the treatment of technology acquired through a business combination. Therefore we respectfully submit that Question 17 is not analogous because the technology amortized in our income statement is acquired technology, purchased in business combinations, that is not meant for ongoing separate sale as a whole software product but rather becomes a module of our larger software stack of products. While there will be a initial period where the acquiree’s business will be carried on, the future value to the Corporation of the acquired technology is to leverage that technology by integrating it into the Corporation’s current and future product suite.

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While Question 17 deals with the amortization of a complete software product, the fact pattern in a business combination is actually linked to Question 9 of the FASB Implementation guide. While the module purchased as part of the business combination may be complete and is not considered in-process research and development, the integration with the other Cognos modules contemplated as the value proposition of the business combination is not. Similar to the accounting treatment for research and development costs incurred up to the point where all modules of a software product have reached technological feasibility, the amortization of these costs is more aligned with R&D expense, rather than as a cost of sales.

At each reporting period, the Corporation performs an assessment of whether or not the relevant criteria for capitalization of software development costs have been met. In fiscal year 2007, the Corporation did not capitalize any costs of internally-developed computer software to be sold, licensed, or otherwise marketed to others under the provisions of SFAS 86. Costs incurred for development of new software programs were expensed as incurred as operating costs on the Research & Development line of the consolidated income statement as the period of time from the establishment of technological feasibility to the release to market of our products is not significant. The amortization of acquired technology also was also similarly expensed as the acquired technology continued to be leveraged and integrated into the overall Cognos Product line. Further, the amortization of intangible assets included on our income statement relates to both acquired technology and customer contracts. The Corporation has chosen to disclose amortization of acquisition related intangible assets in a separate category within operating expenses, rather than including them in the related Research and Development and Selling General and Administration expense lines.

Note 14 New Accounting Pronouncements, page 112

COMMENT

6.

We note that upon adoption of FIN 48, you expect to increase liabilities by $15 million and decrease retained earnings by $25 million in the first quarter of fiscal year 2008. Tell us in detail the reason for the $15 million increase including the individual items that make up this increase and your analysis under the two-step process required by Fin 48 for these items.

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RESPONSE

In accordance with SAB 74, the Corporation disclosed the expected range of impact for the adoption of FIN 48 as an increase to liabilities and a decrease to retained earnings, by equal amounts, in the range of $15 million to $25 million. At the time of disclosure on April 27th, a range was necessary as the work related to the adoption of FIN 48 had not been completed and guidance on effective settlement was still pending. The impact of the adoption of the two step process required under FIN 48 has since been determined to be an increase in liabilities of $18.2 million and a decrease in retained earnings of $18.2 million.

For years prior to fiscal year 2008, the Corporation established contingent tax reserves in accordance with Statement of Financial Accounting Standards, No.5 Accounting for Contingencies (“FAS 5”) in respect of those tax items where the risk was probable (70% or greater risk of loss). Upon adoption of FIN 48 on March 1, 2007 (the first day of fiscal year 2008), the Corporation is recognizing tax benefits of positions that meet the more-likely-than-not threshold (greater than 50%), and measuring the tax benefits of such positions at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority. The guidance under FSP FIN-48-1 on the definition of settlement is being applied. The increase of $18.2 million in liabilities for taxes, penalties and interest represents the impact of FIN 48’s initial recognition threshold, measurement requirements and the specific FSP FIN 48-1 guidance related to when a particular tax year is effectively settled. The cumulative effect of adoption of FIN 48 ($18.2 million) relates to uncertain tax positions in [TEXT REDACTED] in the amount of $[TEXT REDACTED] million, [TEXT REDACTED] in the amount of $[TEXT REDACTED] million and [TEXT REDACTED] in the amount of $[TEXT REDACTED] million. The following applies the two step methodology to the three most significant items included in this adjustment:

(i)	Uncertain Tax Positions – [TEXT REDACTED]

$[TEXT REDACTED] million relates to uncertain tax positions attributable to [TEXT REDACTED]

The Corporation has determined, with guidance from [TEXT REDACTED] tax counsel, that it is more likely than not that the tax benefit of the [TEXT REDACTED] will be sustained upon examination by the [TEXT REDACTED] tax authorities and has concluded for accounting purposes, under FIN 48, the tax position qualifies for recognition.

In respect of the measurement of the benefit, the largest amount of the benefit that has a likelihood of greater than 50% being realized upon ultimate settlement with the [TEXT REDACTED] taxing authorities, as measured on a cumulative probability basis, resulted in an increase in liabilities of $[TEXT REDACTED] million.

In respect of fiscal year [TEXT REDACTED] through fiscal year [TEXT REDACTED] this represents an increase in the liability for taxes, penalties and interest over the amounts previously accrued for [TEXT REDACTED] under FAS 5, due to the differing measurement criteria in FIN 48.

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In respect of the fiscal year [TEXT REDACTED] through fiscal year [TEXT REDACTED], management considered [TEXT REDACTED] for purposes of FAS 5 and no contingent tax reserves had been accrued, as these years had been subjected to examination and it is not probable that the [TEXT REDACTED] tax authorities will [TEXT REDACTED]. However, under the guidance of FSP FIN 48-1, the Corporation is unable to conclude that it is remote that [TEXT REDACTED] as the [TEXT REDACTED] tax authorities are not proscribed from [TEXT REDACTED]. Since the tax position is not considered effectively settled, the FIN 48 measurement criteria were applied in determining the amount.

(ii)	Uncertain Tax Positions – [TEXT REDACTED]

$[TEXT REDACTED] million relates to uncertain tax positions attributable to [TEXT REDACTED]. Under FAS 5, the risk of the [TEXT REDACTED] tax authorities successfully asserting a challenge to the [TEXT REDACTED] for the credit was not determined to be a probable loss, taking into account the [TEXT REDACTED] under several authorities and prior examination experience and understandings. Under FIN 48 the Corporation concluded that the initial recognition threshold (more likely than not) for the benefit is not met, resulting in an increase in liabilities of $[TEXT REDACTED] million.

(iii)	Uncertain Tax Positions – [TEXT REDACTED]

$[TEXT REDACTED] million relates to uncertain tax positions attributable to [TEXT REDACTED]. Under FAS 5, contingent tax reserves were accrued for the probability of loss in respect of [TEXT REDACTED]. For FIN 48 purposes, the Corporation has determined that the benefit of the [TEXT REDACTED] meets the recognition threshold and the measurement of the more-likely-than-not benefit results in an increase in liabilities of $[TEXT REDACTED] million, consistent with the differing measurement criteria under FIN 48.

Also included in the total adjustment of $18.2 million are $[TEXT REDACTED] million related to [TEXT REDACTED]. Both tax positions met the FIN 48 initial recognition threshold. However, both adjustments arose due to the differing measurement criteria under FIN 48.

COMMENT

7.

We note that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual’s title.

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RESPONSE

We will comply with the Staff comment in future filings.

In connection with our response, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

** * * *

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Please telephone John Huber at (202) 637-2242 to discuss our responses to the Staff comment letter.

Yours truly,

COGNOS INCORPORATED

/s/ Tom Manley

Tom Manley

Senior Vice President, Finance & Administration

    and Chief Financial Officer

cc:	Patrick Gilmore, Staff Accountant

W. John Jussup, General Counsel

Kevin M. Barry, U.S. Securities Counsel

Gary S. Miller, Ernst & Young LLP

Jeff Slate, Ernst & Young LLP

Richard Jones, Ernst & Young LLP

John Huber, Latham & Watkins LLP

Attachment:

Excerpt from letter from Tom Manley, Chief Financial Officer to Craig Wilson, Senior Assistant Chief Accountant dated March 2, 2005

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Attachment: Excerpt from Letter from Tom Manley, Chief Financial Officer to Craig Wilson, Senior Assistant Chief Accountant dated March 2, 2005

BY ELECTRONIC SUBMISSION

March 2, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.

U.S.A. 20549-0406

Attention:	Mr. Craig Wilson

Senior Assistant Chief Accountant

Subject:	Cognos Incorporated

Form 10-K for the year ended February 29, 2004

and Forms 10-Q for Q1, Q2, and Q3 of FY2005

(file no. 033-72402)

Ladies and Gentlemen:

This letter is being furnished in response to comments contained in the letter dated February 9, 2005 (the “Letter”) from Craig Wilson, Senior Assistant Chief Accountant, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Tom Manley, Senior Vice President Finance and Administration, of Cognos Incorporated (the “Corporation”). The comments and the Corporation’s responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

Re Form 10-K for the year ended February 29, 2004

Note 1. Summary of Significant Accounting Policies

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Revenue, page 58

COMMENT

4.

We note on page 2 that you offer customers wanting to migrate from their existing products to newer products, certain service packages and migration tools that enable customers to trade like-for-like functionality. Indicate the distinguishing characteristics of your migration program including the terms and whether this program includes rights to specified or unspecified upgrades, specified or unspecified future products or rights to exchange or return your software products. Tell us whether these upgrade rights or products are offered on a when and if available basis and whether the exchanges are for similar or dissimilar products. Additionally, tell us how you are accounting for this migration program and how your accounting complies with SOP 97-2.

RESPONSE

The Staff is supplementally advised that the migration program referenced in comment 4 is the “Cognos Series 7 Impromptu family (“Impromptu”) to the Cognos ReportNet family (“ReportNet”) end-user standard licenses migration policy” (the “migration program”). ReportNet is a new generation of Cognos query and reporting software for users of business intelligence software. ReportNet was envisioned and designed as a completely web-based application including a web-based authoring environment while Impromptu was a Windows-based environment that offered some web reporting. It is expected that ReportNet products will eventually replace the existing Impromptu reporting and query products. Following the release of ReportNet, Impromptu products nonetheless continue to be sold and supported as many customers had existing applications built around Impromptu or [TEXT REDACTED].

Distinguishing Characteristics of the program

All Impromptu customers, whether they purchased Impromptu prior to or after the general availability of ReportNet, are offered the migration program. The pricing structure of the migration program is the same and is incremental for all customers, whether they are existing or new.

The Corporation offers new customers the option of purchasing ReportNet immediately or purchasing Impromptu and migrating to ReportNet at a later date. If customers choose to acquire Impromptu first, they will pay a higher combined price for the migration to ReportNet than if they had purchased ReportNet initially. In all cases, customers have the option to elect whether they wish to migrate to ReportNet or stay with the Impromptu product.

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The program allows a customer to migrate from Impromptu named users to ReportNet named users at a discount to the Corporation’s regular list price for the ReportNet products. Such a customer will incrementally purchase, at a minimum, a Business Author or Professional Author user license in conjunction with a Consumer user license as part of the migration. The list pricing of these product groups under the migration program, prior to volume discounts, is as outlined below.

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This table shows License fees only.

*	User licenses are usable only with the additional incremental purchase of a Business Author or Professional Author License

In comparison, a customer purchasing ReportNet outright would be expected to pay according to the following list prices prior to volume discounts.

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This program is applied consistently to all Impromptu customers whether they purchased Impromptu prior to or after the introduction of ReportNet.

Accounting and Compliance with SOP 97-2

The migration program offers an Impromptu customer the opportunity (separate and apart from the terms and conditions of its Impromptu license agreement) to license ReportNet at a discount. The purpose of this discount is to encourage migration in order to, among other things, consolidate the Corporation’s license and support base on new and emerging software products and infrastructures. This migration program provides the Corporation with business advantages, including reducing overall support costs/redundancies and positioning customers for the purchase of additional products based on the new and emerging products and infrastructures. Customers are not required to move to ReportNet and the Impromptu product enhancements and new features for the Corporation’s existing Impromptu customer base will continue to be developed and supported for the foreseeable future.

Customers who purchased Impromptu prior to the release of ReportNet (with no knowledge of this product) were offered the same migration program and pricing arrangements as is being extended to new customers (each of whom are aware of the ReportNet product and the migration program). Accordingly, vendor specific objective evidence (“VSOE”) is established for the pricing of licenses and support sold as part of the migration program as all classes of Impromptu customers (current and future) eligible for this program pay under the same pricing structure, as identified above, for ReportNet licenses and support.

Every transaction under the migration program requires additional consideration to be paid by the customer as the ReportNet Consumer user license, which can be acquired for no additional consideration, requires other ReportNet products (either the Business author license or the Professional author license) to operate. As shown in the table above, each of the Business author or Professional author requires additional fees to be paid.

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In order to determine the appropriate accounting, the Corporation considered guidance in SOP 97-2 and TPA 5100 to determine if this migration discount required a deferral of any Impromptu license. TPA 5100.50 states that discounts that are considered within the scope of SOP 97-2 must have each of the following three characteristics:

4.	The discount is incremental to the range of discounts reflected in the pricing of the other elements of the arrangement.

This characteristic is present in a transaction under the migration program for the Consumer user license. Consequently migration pricing discounts may be greater than the discounts provided on other elements of the arrangement.

5.	The discount is incremental to the range of discounts typically given in comparable transactions.

This characteristic is not present in a transaction under the migration program since the discounted ReportNet migration pricing is offered to all Impromptu customers (i.e. customers in a similar class). Although different pricing models will apply to Impromptu customers according to the nature of their respective licensing arrangements, nonetheless each pricing model will apply to all comparable Impromptu customers. Therefore the discounted price represents VSOE for ReportNet users who are migrating from Impromptu.

6.	The discount is significant.

This characteristic is present in a transaction under the migration program since ReportNet migration pricing is significantly discounted from pricing offered to parties who are not Impromptu licensees.

The Corporation has therefore concluded that the discounts provided through the ReportNet migration pricing models are not within the scope of SOP 97-2 because the discounts do not have all of the above characteristics. Consequently, the Corporation does not believe that the existence of the ReportNet migration pricing models that are uniformly applied to broad classes of comparable Impromptu licensees affect revenue recognition for the sale of Impromptu products.

The below is provided as a response to the remaining points included in Comment 4 above:

The Corporation does not consider the migration to ReportNet an upgrade, a like-for-like exchange or a right to return products.

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An upgrade is defined in the glossary to SOP 97-2. Using that definition, ReportNet is not an upgrade to the Impromptu family of products. It is a completely new product built on a very different infrastructure than the Impromptu product infrastructure. As a result a customer application built using Impromptu is not transferable (or upgradeable) to a ReportNet environment. Migration of data and reports between an Impromptu architecture and a ReportNet architecture requires service packages and specific migration tools. Further, no right to an upgrade to another product is contemplated or provided in the Corporation’s standard licensing terms.

A like-for-like exchange is an exchange for products that are similar in price, features and functionality. In addition to the differences in infrastructure there are differences in features, functions, packaging and pricing between ReportNet and Impromptu. Therefore a migration is not a like-for-like exchange and no such right to a like-for-like exchange is contemplated or provided in the Corporation’s standard licensing terms.

A return right is the right to return software whether a customer must physically return the product or not. The migration program does not constitute a right to return and no such right of return is contemplated or provided in the Corporation’s standard licensing terms.

Yours truly,

COGNOS INCORPORATED

/s/ Tom Manley

Tom Manley

Senior Vice President, Finance & Administration

    and Chief Financial Officer

cc:	Patrick Gilmore, Staff Accountant

Lisa Mitrovich, Staff Accountant

W. John Jussup, General Counsel

Kevin M. Barry, U.S. Securities Counsel

Rob C. Scullion, Ernst & Young